1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com Mile T. Kurta mkurta@torys.com P. 212.880.6363

May 2, 2014

Mr. David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-3561

Re:                             Brookfield Office Properties Inc.
Amendment No. 12 to Schedule 13E-3
Filed by Brookfield Property Partners L.P. et al.
Filed April 25, 2014
File No. 005-59615

Dear Mr. Orlic:

Brookfield Property Partners L.P., Brookfield Property Split Corp., Brookfield Office Properties Exchange LP and Brookfield Asset Management Inc. (collectively, the “BPY Filing Persons”) are responding to the comments of the Staff of the Office of Mergers and Acquisitions (the “Staff”) included in the Staff’s letter, dated April 29, 2014, regarding the BPY Filing Persons’ Rule 13E-3 Transaction Statement filed on December 23, 2013, as subsequently amended or supplemented (the “Schedule 13E-3”).

For your convenience, the Staff’s comment is set forth in bold, with the response following the comment.

Exhibit (a)(22) — Press Release

1.                                      We note disclosure regarding the treatment of preferred shares under the plan of arrangement. Please confirm that you intend to comply with Rule 13e-4(g) with respect thereto, or provide an analysis as to why you believe that compliance with that provision is not required in this circumstance.

Response:

Series G, H, J and K.  The BPY Filing Persons respectfully submit that the exception provided by Rule 13e-4(h)(8) of the Securities Exchange Act of 1934, as amended (the

“Exchange Act”), applies to treatment of preference shares series G, H, J and K of Brookfield Office Properties Inc. (“BPO”) under the proposed plan of arrangement (the “Arrangement”).  U.S. holders of BPO’s series G, H, J and K preference shares hold less than 10% of each such series.  The Arrangement also contemplates that U.S. holders may participate on the same terms as any other holder of such preference shares subject to the Arrangement.  Pursuant to Rule 13e-4(h)(8)(iii)(A) of the Exchange Act, the management proxy circular, which will be circulated to BPO securities holders, will be furnished to the Securities and Exchange Commission on Form CB and otherwise we will comply with the requirements of Rule 13e-4(h)(8) of the Exchange Act.

Series A.  The BPY Filing Persons respectfully submit that with respect to BPO’s Class A preference shares, 97.2% of which are owned by Brookfield Property Partners L.P. and its affiliates, the exception provided by Rule 13e-4(h)(1) applies because the treatment of BPO’s Class A preference shares under the Arrangement constitutes a redemption of securities in accordance with the terms and conditions of the Class A preference shares’ governing instruments (i.e., BPO’s articles of incorporation).  Pursuant to the Arrangement, all BPO Class A preference shares, other than those held by BPY and its affiliates, will be redeemed by BPO pursuant to the articles of incorporation of BPO.

*    *    *    *

The BPY Filing Persons each acknowledge that:

•                                          the BPY Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the BPY Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the Schedule 13E-3 or require any additional information in connection with the filings, please do not hesitate to contact the undersigned at (212) 880-6363.

Very truly yours,

/s/ Mile T. Kurta

cc: John Stinebaugh